EXHIBIT 99.1

PyroGenesis to Present at MicroCap Rodeo’s Winter Wonderland Best Ideas Conference on Wednesday, February 9

MONTREAL, Feb. 04, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (“GHG”), today announced that the Company has been invited to present at The MicroCap Rodeo’s 2nd Annual Winter Wonderland Best Ideas Conference, which is being held virtually on February 8 - 11, 2022.

Peter Pascali, CEO and Chair of PyroGenesis, is scheduled to present on Wednesday, February 9, 2022 at 1:30 PM Eastern Time. The webcast and replay of the Company’s presentation can be accessed at https://www.webcaster4.com/Webcast/Page/2840/44558 and on the investor relations section of PyroGenesis’ website at https://www.pyrogenesis.com/media/events/. Management will also be participating in virtual one-on-one meetings with registered investors.

To receive additional information, request an invitation or to schedule a one-on-one meeting, please email angie.goertz@issuerdirect.com. Investors can register for the conference here.

Separately, the Company regretfully announces today that it has been forced to accept the resignation of a very valuable Member of the Board of Directors (the “Board”), Mr. Rodney Beveridge. Mr. Beveridge has been an important contributor to PyroGenesis’ success. Mr. Beveridge’s employer –the Toronto Dominion Bank (“TD”) demanded that Mr. Beveridge resign and, that the Company accept his resignation. TD made these demands in reference to a TD policy that precludes their brokers from sitting on public company boards. TD had originally approved Mr. Beveridge’s request to sit on PyroGenesis’ Board.

“It is with deep regret that we have been forced to accept Mr. Beveridge’s resignation,” said Mr. P. Peter Pascali. “We wish Mr. Beveridge all the best in his future endeavors and thank him for his contribution.”

About the Winter Wonderland Best Ideas Virtual Investor Conference
The MicroCap Rodeo is hosting its 2nd Annual Winter Wonderland Best Ideas Virtual Investor Conference with 25-minute virtual presentations on February 8-9, 2022 and one-on-ones for qualified institutional investors on February 10-11, 2022. Qualified institutional investors recommended each of the companies represented as one of their best ideas. For more information, please visit the event website: https://microcaprodeo.com/.

About PyroGenesis Canada Inc.
PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/